UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-41634

HUB Cyber Security Ltd.

Not Applicable

(Translation of registrant’s name into English)

30 Hacharoshet Street

Or Yehuda, Israel

+972-3-924-4074

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F       ☐ Form 40-F

CONTENTS

Notice to Material Creditors Regarding Consensual Court Filing to Facilitate Court Supervised Completion of the QPoint Sale

As previously announced, HUB Cyber Security Ltd. (the “Company”) announced that it entered into a share purchase agreement with Martens Computer Consultants Ltd. and Malam Training Ltd. (collectively, the “Purchasers”), pursuant to which the Company agreed to sell (the “QPoint Sale”) to the Purchasers 100% of the issued and outstanding share capital of the Company’s subsidiaries, QPoint Technologies Ltd., Aginix Engineering and Project Management Ltd., QPoint Solutions Ltd., Sensecom Consulting and Project Management Ltd., and Integral Telemanagement Services Ltd. (collectively, the “QPoint Group”). The proceeds from the QPoint Sale are intended to be applied toward the repayment of substantially all of the debt owed to a senior secured creditor (the “Secured Creditor”), which is currently secured by a registered pledge on the shares of the QPoint Group (the “Pledged Shares”).

On October 14, 2026, the Israeli Competition Authority approved the QPoint Sale, fulfilling one of the main conditions to closing the QPoint Sale.

The Company hereby provides notice that, in order to complete the QPoint Sale and satisfy the conditions precedent thereto, the Secured Creditor has filed an application to the court, with the consent of the Company and the Purchasers, to enforce its pledge on the Pledged Shares and appoint Adv. Dror Gidron and Adv. Karen Reichbach Segal as joint receivers solely over the Pledged Shares, to facilitate completion of the QPoint Sale on the same commercial terms, under court supervision.

Since the proceeds from the QPoint Sale are intended to repay the debt owed to the Secured Creditor under its secured loans, but will be insufficient to repay that debt in full, the Company believes that the QPoint Sale will not prejudice the Company’s other creditors. As previously announced, the QPoint Sale forms part of the measures being taken by the Company to implement a comprehensive restructuring and reduce its liabilities to third parties.

A hearing on the secured creditor’s application to the court is scheduled for November 1, 2026, at 10:00 a.m. Israel time at the District Court of Tel Aviv-Jaffa (Case No. 59179-10-26).

The information in this Report is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUB Cyber Security Ltd.

Date: October 27, 2026	By:	/s/ Limor Zur-Stoller
Limor Zur-Stoller
Chief Financial Officer

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